601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly:	(212) 446-4800
(212) 446-4943 joshua.korff@kirkland.com	www.kirkland.com	Facsimile: (212) 446-4900

August 19, 2013

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Finance Holdings LLLP
Ladder Capital Finance Corporation
Registration Statement on Form S-4
Filed April 29, 2013, as amended June 5, 2013, July 10, 2013, August 6, 2013 and August 16, 2013
File No. 333-188224

Dear Mr. Gibson:

We are writing to the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on behalf of Ladder Capital Finance Holdings LLLP, a Delaware limited liability limited partnership (“Holdings”), and Ladder Capital Finance Corporation, a Delaware corporation (together with Holdings, the “Company”), in connection with the Company’s above-referenced registration statement on Form S-4 (the “Registration Statement”).

As discussed with the Staff, the Company intends to commence the exchange offer described in the prospectus included in the Registration Statement on August 20, 2013. If the Registration Statement is not declared effective by that date, as communicated to the Staff, the Company intends to commence its exchange offer prior to effectiveness pursuant to Rule 162 (“Rule 162”) of the Securities Act of 1933, as amended.

On behalf of the Company, we advise the Staff of the following in connection with any commencement of the exchange offer pursuant to Rule 162 prior to effectiveness of the Registration Statement:

•

the Company does not expect any further material changes to its Registration Statement during the exchange offer period because it has updated the Registration Statement with its most recent financial statements as of and for the six months ended June 30, 2013 and believes that it has responded comprehensively to the Staff’s comments;

•

to the extent that the Company amends the Registration Statement during the exchange offer period in response to additional comments from the Staff, it will comply with the provisions of Rule 13e-4 regarding dissemination of information regarding any material change to security holders, including the minimum periods during which the exchange offer must remain open (with withdrawal rights) after notice of the change is provided to security holders;

•	the Company will provide withdrawal rights to tendering security holders throughout the exchange offer period;

•	the Company will extend the offer period, if necessary, until the Registration Statement has been declared effective; and

•

any prospectus delivered to security holders prior to the effectiveness of the Registration Statement will contain all required information, including pricing information, in order to commence the exchange offer and will contain a “red herring” legend on the cover page that is appropriately tailored to explain that the delivered prospectus may be amended and that the Company may not complete the exchange offer and issue the new securities until the Registration Statement is effective.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

August 19, 2013

We hope that the foregoing is responsive to the concerns expressed by the Staff and reiterate the Company’s desire to address the Staff’s comments to the Registration Statement. If you have any questions, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc: Mr. Marc Fox